Mail Stop 3561

March 8, 2006

<u>Via Fax and U.S. Mail</u>

Mr. Gregory Lattazanio
BNP Paribas Mortgage Securities LLC
787 Seventh Ave
New York, NY 10019

Re: BNP Paribas Mortgage Securities LLC
Registration Statement on Form S-3
Filed February 14, 2006
File No. 333-131690

Dear Mr. Lattazanio:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note from your "Derivatives" disclosure in the base prospectus that in addition to the derivatives you have specifically identified, "agreements relating to other types of derivative products…may be entered into … ." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to eliminate the language noted above.

2. In that regard, please delete the phrase "unless otherwise specified in the prospectus supplement" and other similar phrases.

3. We note from the "Mortgage Pools" section of your base prospectus that a trust fund may include mortgage securities in the pool of assets. Please revise your prospectus supplement to include bracketed language regarding the disclosure you will provide with respect to these securities if you choose to include them in the asset pool of an issuing entity.

4. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

5. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

6. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

7. In your next amendment, please ensure that the base prospectus and prospectus supplements are properly paginated.

Prospectus Supplement #1

<u>Cover</u>

8. We note that BNP Paribas Mortgage Securities Trust is the "issuing entity," rather than the "issuer." Please revise accordingly.

9. Please revise the cover page to provide the description of credit enhancement under the "Credit Enhancement" heading.

<u>Master Servicer, page S-4</u>

10. We note your disclosure on page S-58 of the prospectus supplement. However, please add a placeholder confirming that you will identify in the summary all affiliated and unaffiliated servicers if they represent 10% or more of the pool assets. Refer to Item 1108(a)(2)(i)-(iv) of Regulation AB.

<u>Offered Certificates, page S-5</u>

11. Please confirm that you will identify in the summary all offered and non-offered securities under this prospectus.

<u>Credit Enhancement, page S-9</u>

12. Please include a bracketed placeholder for other possible credit enhancement and derivative disclosure. We note the credit enhancement and derivatives you contemplate using as described in the base prospectus. Additionally, please include bracketed placeholders to confirm that you will identify any third parties providing credit support for 10% or more of the pool assets.

13. As a follow-up to the comment above, we note that your summary of credit enhancement includes only a cross-reference to a discussion elsewhere in the prospectus supplement. Please include a brief description of subordination in the summary.

14. Please provide a bracketed placeholder, where appropriate, confirming that you will provide all financial disclosure required by Item 1114(b) for credit enhancers meeting the applicable thresholds. Additionally, please provide similar bracketed language regarding the disclosure you will provide with respect to derivative arrangements with third parties. Refer to Item 1115 of Regulation AB.

15. Please provide a brief summary of how losses not covered by credit enhancement will be allocated to the securities. See Item 1103(a)(3)(ix) of Regulation AB.

Optional Termination, page S-9

16. While we note your optional termination discussion and the Principal
Distributions disclosure in the summary of the second prospectus supplement,
please include a bracketed placeholder confirming that you will provide a
summary of other events, if any, that can trigger liquidation or amortization of the
asset pool or otherwise would alter the transaction structure or flow of funds.
Refer to Item 1103(a)(3)(viii) of Regulation AB.

Transaction Structure, page S-11

17. Please provide us with a sample of the graphic illustration(s) of the flow of funds
and payment priorities and allocations, including any support features, that you
intend to provide in order to assist investors in understanding the payment flow on
all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

The Mortgage Pool, page S-23

18. Please revise this section to provide additional disclosure regarding the pool
characteristics in tabular or graphical format, similar to what you have provided in
the second prospectus supplement. Refer to Item 1111(b) of Regulation AB.

Prospectus Supplement #2

19. We note that the body of the second prospectus supplement indicates that both
subordination and overcollateralization will be used as credit enhancement.
Please revise the cover page and summary to reflect this information and ensure
that the summary includes a brief description of both forms of credit
enhancement.

Base Prospectus

Cover Page

20. We note that the cover page indicates that certain specific types of credit
enhancement may be provided or that "other types of credit enhancement" may be
used. Please revise the cover page, Introduction and elsewhere as appropriate, to
clarify that the credit enhancement will be limited to the forms set forth in the
base prospectus.

The Mortgage Pools, page 2

21. As your base prospectus indicates that you may include delinquent assets in an
asset pool, please provide bracketed information in your prospectus supplement
showing the form of disclosure you would provide if applicable. See Items

1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website.

Distributions of Interest and Principal on the Securities, page 39

22. We note that the related prospectus supplement will specify the security interest rate, or, in the case of a variable or adjustable security interest rate, the method for determining the security interest rate, for each class. Please revise the base prospectus to specify all indices that may be used to determine interest payments on the offered securities. Refer to Item 1113(a)(3) of Regulation AB. Alternatively, confirm that all possible indices of interest will represent traditional indices for interest on debt and will not be indices of securities or commodities.

Pre-Funding Account, page 40

23. Your disclosure contemplates the use of prefunding accounts to purchase additional mortgage loans. Please revise the summary section of your prospectus supplement to include a bracketed placeholder confirming that you will provide the disclosure required by Item 1103(a)(5) of Regulation AB.

Description of Credit Enhancement, page 44

24. We note that the disclosure at the bottom of the second paragraph of this section indicates that credit support for the offered securities of one series may cover the offered securities of one or more other series. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

Reduction or Substitution of Credit Enhancement, page 50

25. We note that "in most cases," credit support will be subject to reduction on a non-discretionary basis in accordance with a schedule or formula described in the prospectus supplement. Please confirm that all reductions or substitutions of credit enhancement are non-discretionary in nature or explain the other types of reductions and substitutions you intend to use and why they would fit within the definition of an asset-backed security.

Other Financial Obligations Related to the Securities, page 50

26. We note that you contemplate mandatory auctions of your securities. Please confirm that such auctions will not be controlled by affiliates of the registrant. Also, include language setting forth generally how such auctions might work.

27. Further, your disclosure regarding market swaps discusses ways in which a market value swap "might" operate. Please revise to clarify, if true, that the market value swaps contemplated by this offering are limited to use in auctions. If they are not, please specifically discuss the different types of market value swaps that may occur and why you believe they are consistent with the requirements of Regulation AB.

28. Please delete the reference to credit default swaps from the prospectus. Alternatively, please explain how these derivative instruments would meet the definition of an asset backed security or revise as appropriate. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB.

Purchase Obligations, page 52

29. Please expand your disclosure to separately address each of the "purchase obligations" to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

30. We note that purchase obligations may include put options and demand features. Please note that we have referred this section to the Division of Investment Management for possible comment.

The Depositor, page 56

31. Please revise to confirm that the depositor will be BNP Paribas Mortgage Securities LLC and not as "otherwise indicated in the related prospectus supplement."

Pooling and Servicing Agreement

Section 3.20: Assessment of Compliance and Attestation Reports

32. Ensure that your next amendment includes a pooling and servicing agreement with all exhibits, including Exhibit CC, attached.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (212) 912-7751
        Mr. Richard Simonds, Esq.
        Thacher Proffitt & Wood LLP
        Telephone: (212) 912-7472